

January 20, 2010

Mr. Brian L. Cantrell
Senior Vice President and Chief Financial Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

> **Re:** **Alliance Resource Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated December 21, 2009**
> **File No. 000-26823**

Dear Mr. Cantrell:

We have completed our review of your Form 10-K and related filings, and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director